Exhibit 21.1

Subsidiaries of Registrant

Name	Jurisdiction of Incorporation
EIR Medical, Inc. (100% owned by NxStage Medical, Inc.)	Massachusetts

NxStage Verwaltungs GmbH (100% owned by EIR Medical, Inc.)	Germany

NxStage GmbH & Co. KG (100% of limited partnership interests owned by EIR Medical, Inc.; 100% of general partnership interests owned by NxStage Verwaltungs GmbH)	Germany

Medisystems Corporation (100% owned by NxStage Medical, Inc.)	Washington

Medisystems Services Corporation (100% owned by NxStage Medical, Inc.)	Nevada

Medimexico s. de R.L. de C.V. (100% owned by NxStage Medical, Inc.)	Mexico

Medisystems Europe S.p.A (100% owned by NxStage Medical, Inc.)	Italy

NxStage Medical UK Limited (100% owned by NxStage Medical Inc.)	United Kingdom